UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2016

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to

Commission file number 0-51813

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Liquidity Services, Inc. 401k Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Liquidity Services, Inc.
1920 L Street, N.W., 6th Floor
Washington, D.C. 20036

Liquidity Services, Inc. 401k Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator
Liquidity Services, Inc. 401k Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Liquidity Services, Inc. 401k Profit Sharing Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Liquidity Services, Inc. 401k Profit Sharing Plan financial statements.  The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Tysons, Virginia
/s/ Ernst & Young LLP
June 29, 2017

Liquidity Services, Inc. 401k Profit Sharing Plan
Statement of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments, at fair value	$40,930,576	$37,844,413
Receivables:
Employer contributions	61,152	162,225
Participant contributions	—	101,899
Notes receivable from participants	841,637	713,854
Total receivables	902,789	977,978
Total assets	41,833,365	38,822,391
Net assets available for benefits	$41,833,365	$38,822,391

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Contributions:
Participants	$3,235,359
Employer	1,663,386
Rollovers	56,783
Total contributions	4,955,528

Investment income
Dividend and interest income	1,267,137
Net realized and unrealized appreciation in the fair value of investments	1,515,835
2,782,972

Interest income from notes receivable from participants	32,553
Total additions	7,771,053

Deductions
Benefits paid	4,748,745
Professional and loan fees	11,334
Total deductions	4,760,079
Net increase	3,010,974

Net assets available for benefits
Beginning of year	38,822,391
End of year	$41,833,365

The accompanying notes are an integral part of these financial statements.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements
December 31, 2016

1. Description of Plan

General

The following description of the Liquidity Services, Inc. 401k Profit Sharing Plan (the Plan) provides only general information. Liquidity Services, Inc. (the Company) is the plan sponsor. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan covering substantially all US employees of Liquidity Services, Inc. (the Company or the Plan Administrator). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (Code) as amended by the Tax Reform Act of 1986 and subsequent legislation. Except for the exclusions noted within the Basic Plan Document No. 17 and Adoption Agreement No. 001, all employees age eighteen and older are eligible to contribute to the Plan beginning on the first of the month following the date of hire.

Contributions

Participants may contribute, on a pretax or after tax basis, up to 70% of their eligible earnings up to the maximum amount allowable by the Code ($18,000 for both 2016 and 2015). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Rollover contributions from other qualified plans are permitted. Participants direct the investment of their contribution into various investment options offered by the Plan.
The plan is a safe harbor 401(k) plan. Employer safe harbor matching contributions will equal 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation, contributed to the Plan as deferral contributions. Participants will be 100% vested in these employer safe harbor matching contributions when they are made. Participants are given written notice describing their rights and obligations under the Plan generally 30 days to 90 days prior to the beginning of Plan Years for which contributions will be made.
The Company may also make a discretionary contribution. No such contributions were made in 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and the allocations of the Plan earnings. The Plan’s earnings are allocated to each participant in the ratio that each such participant’s account balance for each fund bears to the total balance in that fund of all eligible participants on the date of each such allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are vested immediately in their contributions and the Company’s contributions plus actual earnings thereon, and such amounts are nonforfeitable. Participants are fully vested in the Company’s discretionary matching contributions after three years.
Payment of Benefits
On termination of service due to death, total disability, or retirement, a participant’s account shall be distributed in a lump-sum payment equal to the value of the participant’s account balance. Upon reaching age 59 ½, participants are permitted to withdraw upon request all or any portion of their account balance. On termination of employment, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Subject to certain restrictions, participants may also withdraw from their account for financial hardships. Upon distribution of benefits to a participant, any unvested amounts are forfeited to the Plan and may be used to reduce future Company contributions. As of December 31, 2016 and 2015, the balance of forfeited funds was $61,443 and $78, respectively, and forfeitures used to reduce Company contributions for 2016 and 2015 were approximately $0 and $24,741, respectively.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

1. Description of Plan (continued)

Investment Funds

At December 31, 2016 and 2015, all Plan investments were held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund allows real time stock processing and may also hold cash in order to process transactions, although this is expected to be a small percentage of the fund.
The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. The plan limits the amount a participant can contribute to the Company Stock Fund to 30%. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 30% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised.

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the prior 12 months, or 50% of their account balance per the provisions set forth in the Plan document. Loans are issued with repayment terms that do not exceed 60 months, are secured by the balance in the participant’s account, and bear interest at the prime rate as reported by Thomson Reuters plus 1%. In the event the loan proceeds are to be applied to the purchase of the applicant’s primary residence, the loan duration may exceed five years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue the Company’s contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In July 2015, the Financial Accounting Standards Board issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU allows a plan with a fiscal year end that doesn’t coincide with the end of a calendar month to measure its investments and investment-related accounts using the month end closest to its fiscal year end. The ASU is effective for fiscal years beginning after December 15, 2015. Management adopted ASU 2015-12 for the year ended December 31, 2015, which is an earlier period than required by the Financial Accounting Standards Board. Parts I and III are not applicable to the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as professional and loan fees and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Mutual funds and Company stock are valued based on quoted market prices in an active market. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized and unrealized appreciation includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

3.                                      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs to the valuation methodology are unobservable inputs for the asset or liability (i.e., supported by little or no market activity) and significant to the fair value measurement.

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

We value our mutual funds and company stock held at fair value using the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds and company stock that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and company stock held by the Plan are actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other markets participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Company stock	$249,036	$—	$—	$249,036
Mutual funds	40,681,540	—	—	40,681,540
Total assets at fair value	$40,930,576	$—	$—	$40,930,576

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Company stock	$172,867	$—	$—	$172,867
Mutual funds	37,671,546	—	—	37,671,546
Total assets at fair value	$37,844,413	$—	$—	$37,844,413

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code, and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2016-6 and Revenue Procedure 2015-36, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Investment Risks

The Plan provides for investments in various investment securities, which are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participant’s account balance and the amounts reported in the statement of net assets available for benefits.

6. Related-Party Transactions

The Plan holds mutual funds managed by Fidelity Management Trust Company, the trustee and record keeper for the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Liquidity Services, Inc. 401k Profit Sharing Plan
Notes to Financial Statements (continued)

7. Subsequent Event

Effective June 12, 2017, the Plan was amended to allow employees the ability to request a maximum of only one loan at any given time. Employees with two loans prior to this date must pay off both loans before they can borrow from the Plan again.

Supplemental Schedule

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

T. Rowe Price New Horizons	Mutual Fund	*	$3,452,607
PIMCO Total Return Fund Administrative Class	Mutual Fund	*	1,650,269
Prudential Jennison Mid Cap Growth Fund Class A	Mutual Fund	*	820,887
Invesco Diversified Dividend Fund R5 Class	Mutual Fund	*	614,150
RidgeWorth Mid-Cap Value Equity I	Mutual Fund	*	917,273
Harbor International Investor Class	Mutual Fund	*	1,551,606
PIMCO Real Return Fund Administrative Class	Mutual Fund	*	450,716
Delaware Small Cap Value Fund Institutional Class	Mutual Fund	*	707,244
Invesco Developing Markets Fund Institutional Class	Mutual Fund	*	397,023
Liquidity Services
Liquidity Services**	Company stock	*	248,063
Stock Purchase Account***	Company stock	*	972
Fidelity Puritan Fund**	Mutual Fund	*	3,401,022
Fidelity Contrafund**	Mutual Fund	*	1,360,249
Fidelity OTC Portfolio**	Mutual Fund	*	2,447,581
Fidelity Dividend Growth Fund**	Mutual Fund	*	3,318,152
Fidelity Freedom Income Fund**	Mutual Fund	*	335,077
Fidelity Freedom 2010 Fund**	Mutual Fund	*	162,513
Fidelity Freedom 2020 Fund**	Mutual Fund	*	1,555,983
Fidelity Freedom 2030 Fund**	Mutual Fund	*	962,693
Fidelity Money Market Trust Retirement**	Mutual Fund	*	2,592,580
Fidelity Freedom 2040 Fund**	Mutual Fund	*	1,186,216
Fidelity Freedom 2005 Fund**	Mutual Fund	*	2,648
Fidelity Freedom 2015 Fund**	Mutual Fund	*	349,103
Fidelity Freedom 2025 Fund**	Mutual Fund	*	1,938,307
Fidelity Freedom 2035 Fund**	Mutual Fund	*	1,211,591
Spartan Extended Market Index Fund	Mutual Fund	*	878,402
Spartan International Index Fund	Mutual Fund	*	480,957
Spartan 500 Index Fund	Mutual Fund	*	4,618,964
Fidelity Freedom 2045 Fund**	Mutual Fund	*	1,047,350
Fidelity Freedom 2050 Fund**	Mutual Fund	*	1,342,977
Spartan US Bond Index Fund**	Mutual Fund	*	395,704
Fidelity Freedom 2055 Fund**	Mutual Fund	*	501,389
Fidelity Freedom 2060 Fund**	Mutual Fund	*	30,307
			40,930,575

Liquidity Services, Inc. 401k Profit Sharing Plan
EIN: 52-2209244

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

Participant loans**	Interest rates from 4.25% to 6.00%; varying maturities		841,637

	Total investments		$41,772,212

*   Cost information is not required. All assets are participant directed.

** Represents a party-in-interest

*** The stock purchase account may consist of the stock fund and or the Fidelity Cash Reserves and is a money market fund that is used as a plan-level account in the recordkeeping of the purchase and sales of fractional share of employer stock. Participants cannot invest their account balances in this fund.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Liquidity Services, Inc. 401(k) Profit Sharing Plan (on behalf of Liquidity Services, Inc. 401k Profit Sharing Plan)

Date: June 29, 2017

By:	/s/ MICHAEL LUTZ
Michael Lutz
Trustee